EXHIBIT 99.4

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Rio Tinto progresses Rhodes Ridge to next study phase
5 December 2023

Rio Tinto has approved a $77 million (A$110 million) pre-feasibility study (PFS) to progress development of the Rhodes Ridge project, one of the world’s best undeveloped iron ore deposits, in the East Pilbara in Western Australia.

The commencement of a PFS follows completion of an Order of Magnitude study that considered development of an operation with initial capacity of up to 40 million tonnes annually, subject to relevant approvals. The PFS is expected to be completed by the end of 2025 and will be followed by a feasibility study. First ore from the initial development is expected by the end of this decade.

Rio Tinto is planning to spend more than A$400 million on exploration over five years from 2024 to 2028 as part of the ongoing study phases. Study work to date indicates a staged development with an initial hub likely to be located in the northern part of the project, adjacent to existing rail infrastructure.

Last year, Rio Tinto (50 per cent) and Wright Prospecting Pty Ltd (50 per cent) agreed to modernise the joint venture covering the Rhodes Ridge project, located 40 kilometres north-west of Newman.

Rhodes Ridge contains 6.8 billion tonnes of Mineral Resources at an average grade of 61.6% Fe, including 5.3 billion tonnes at 62.2% Fe and 0.6 billion tonnes at 63.9% Fe.1

Rio Tinto Iron Ore Chief Executive Simon Trott said “The size and quality of the resource base at Rhodes Ridge has the potential to underpin our iron ore business in the Pilbara for decades to come. Longer term, the resource could support a world-class mining hub with a potential capacity of more than 100 million tonnes of high-quality iron ore a year.

“We are committed to working closely with the Traditional Owners, the Nyiyaparli and Ngarlawangga People, as we progress this project.”

The joint venture will utilise Rio Tinto’s existing rail, port and power infrastructure, including the planned instalment of renewable power assets in the Pilbara.

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1 The Mineral Resources reported for the Rhodes Ridge Joint Venture between Rio Tinto (50 per cent) and Wright Prospecting Pty Ltd (50 per cent), form part of the Pilbara Mineral Resource estimates reported in Rio Tinto’s 2022 Annual Report released to the ASX on 22 February 2023. These Mineral Resources are not materially different to the breakdown of the Rhodes Ridge Mineral Resources reported in Rio Tinto’s 2020 Annual Report released to the ASX on 22 February 2021. The Competent Persons responsible for reporting these Mineral Resource estimates were Mr P Savory, who is a Fellow of The Australasian Institute of Mining and Metallurgy, and Ms N Brajkovich, Mr C Kyngdon, Mr M Judge and Ms A Latscha who are Members of The Australasian Institute of Mining and Metallurgy. Rio Tinto is not aware of any new information or data that materially affects these Mineral Resource estimates and confirms that all material assumptions and technical parameters underpinning the estimate continue to apply and have not materially changed. The form and context in which the Competent Persons’ findings are presented have not been materially modified from when they were reported. Mineral Resources are quoted in this release on a 100 per cent basis, as dry in-situ tonnes. Rhodes Ridge contains 6.8 billion tonnes of Mineral Resources at an average grade of 61.6% Fe; comprising 0.8 billion tonnes of Indicated Mineral Resources at an average grade of 62.4% Fe and 6.0 billion tonnes of Inferred Mineral Resources at an average grade of 61.5% Fe. These Mineral Resources include 0.6 billion tonnes of high grade Brockman Indicated Mineral Resources at an average grade of 63.9% Fe; 0.03 billion tonnes of high grade Detrital Indicated Mineral Resources at an average grade of 61.3% Fe; and 5.3 billion tonnes of high grade Brockman, Marra Mamba and Detrital Inferred Mineral Resources at an average grade of 62.2% Fe.

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